James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Howard Heckes (USA), Gary Hendrickson (USA), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Jesse Singh (USA), Nigel Stein (UK). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 27 August 2025 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 26 August 2025. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

26/08/2025

James Hardie Industries PLC
Group Company Secretary
Second Floor, Europa House
Harcourt Centre
Harcourt Street Dublin 2, D02 WR20 Ireland

Dear Sir/Madam,

Re: Disclosure of holding below 3% threshold

AustralianSuper Pty Ltd ("AustralianSuper") has a relevant share capital holding (as defined in Section 1047 of the Companies Act 2014) in James Hardie Industries PLC which requires disclosure under Section 1048 and/or Section 1050 of the Companies Act 2014, further particulars of which are set out below.

As of 21 August 2025, there was an aggregated interest in James Hardie Industries PLC Chess Depository Interests of 2.64% ordinary share capital. This was based on 15,298,964 shares held and a total of 578,888,019 **voting shares** and **class share outstanding**. A previous announcement of 3.54% interest in relevant share capital based on a total of 20,500,138 voting shares and class shares outstanding was disclosed on 26 August 2025 for value date 01 August 2025.

Yours faithfully

Amar Rashid

Amar Rashid
Senior Manager, Portfolio Compliance, Investments & Fund Services

T 03 8648 3900
Level 30, 130 Lonsdale Street
Melbourne VIC 3000 Australia
australiansuper.com

This information may be general financial advice which doesn't take into account your personal objectives, financial situation or needs. Before making a decision about AustralianSuper, you should think about your financial requirements and refer to the relevant Product Disclosure Statement available at **australiansuper.com/pds** or by calling **1300 300 273**. A Target Market Determination (TMD) is a document that outlines the target market a product has been designed for. Find the TMDs at **australiansuper.com/tmd**. AustralianSuper Pty Ltd, ABN 94 006 457 987, AFSL 233788, Trustee of AustralianSuper ABN 65 714 394 898.

1268.7 02/22 ISS4

The Registered holder of all shares is: JP Morgan Nominees Australia Limited 85 Castlereagh Street, Sydney NSW 2000 Date Number of CDIs % held 26/08/2025 15,298,964 2.64%